UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 0-12247

A.    Full title of the plan and the address of the plan, if different from that of the issue named below:

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southside Bancshares, Inc.
1201 S. Beckham Avenue
Tyler, TX 75701

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

Report of Independent Registered Public Accounting Firm

The Audit Committee
The Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc. as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Savings Plan of the Subsidiaries of Southside Bancshares, Inc. at December 31, 2014 and 2013, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.
As described in Note 2 to the financial statements, the financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. general accepted accounting principles. Our opinion was not modified with respect to this matter.
The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Savings Plan of the Subsidiaries of Southside Bancshares, Inc.’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements. Or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Dallas, Texas
June 29, 2015

SAVINGS PLAN FOR THE SUBSIDIARIES OF
SOUTHSIDE BANCSHARES, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	Years Ended December 31,
	2014	2013
ASSETS
Cash	$4,160	$3,047

Investments, at fair value:
Mutual funds	10,022,518	10,142,956
Common stocks	2,581,576	2,147,830
Money market funds	1,832,957	1,787,215
Total investments	14,437,051	14,078,001

Notes receivable from participants	410,565	465,914

Net assets available for benefits	$14,851,776	$14,546,962

See Accompanying Notes to Financial Statements.

SAVINGS PLAN FOR THE SUBSIDIARIES OF
SOUTHSIDE BANCSHARES, INC.
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	Years Ended December 31,
	2014	2013
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$432,891	$2,175,778
Dividend and interest income	168,876	145,176
Capital gain distributions	520,558	440,713
Total investment income	1,122,325	2,761,667
Interest income from notes receivable from participants	14,565	15,568
Contributions:
Participant	989,072	941,187
Employer	98,699	99,082
Rollovers	32,198	24,612
Total contributions	1,119,969	1,064,881
Total additions	2,256,859	3,842,116

DEDUCTIONS:
Benefits paid to participants	1,939,386	1,273,602
Excess contributions returned to participants	6,500	44,076
Administrative expenses	6,159	3,454
Total deductions	1,952,045	1,321,132
Net increase	304,814	2,520,984

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,546,962	12,025,978
End of year	$14,851,776	$14,546,962

See Accompanying Notes to Financial Statements.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc. (the Plan) provides general information about the Plan's provisions. Southside Bancshares, Inc. (the Company) is the Plan Sponsor and Southside Bank is the Plan Administrator. Participants should refer to the plan document and summary plan description for a more complete description of the Plan's provisions, copies of which may be obtained from the Plan Sponsor.

GENERAL

The Plan is a salary deferral 401(k) defined contribution plan whereby eligible employees of the Company are permitted to make Regular 401(k) deferrals and Roth 401(k) deferrals. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

PLAN ADMINSTRATION

EPIC Advisors, Inc. (the record-keeper) provides certain plan administrative and support services such as compliance testing, processing distribution/loan requests, and enrollment and transaction processing.

ELIGIBILITY

Employees are eligible to participate in the Plan upon the completion of one year of service (at least 1,000 hours) and the attainment of age twenty-one. Participants may enter the Plan on the first day of the Plan year or the first day of the seventh month of the Plan, whichever is coincident with or next following the date on which eligibility requirements are met.

Security officers who are also employed on a full-time basis by any federal, state, county, or local law enforcement agency shall be excluded from participation in the Plan.

CONTRIBUTIONS

A participant may elect to defer up to 100% of his or her compensation subject to certain maximum limitations imposed by the Internal Revenue Code ($17,500 for both 2014 and 2013). A participant that attains age 50 before the close of the Plan year is permitted to make catch-up contributions not to exceed $5,500 for both 2014 and 2013, making their elective deferral limitation $23,000 for both 2014 and 2013. Roth 401(k) deferrals are permitted and participants may also make eligible rollover contributions.

The Company has an option to provide matching contributions (for employees hired after December 31, 2005) equal to a matching percentage which the Company, from time to time, deems advisable (50% for 2014 and 2013).  In applying the matching percentage, only salary deferrals up to 5% of a participant’s compensation will be eligible.  To receive the matching contribution for a Plan year, the participant must have made match-eligible contributions during the Plan year, completed 1,000 hours or more of service and must be employed by the Company on the last day of the Plan year (unless termination due to death, disability or attainment of normal retirement age).

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

VESTING

Participants are immediately vested in their voluntary contributions and rollover contributions plus actual earnings thereon. Vesting in the matching contributions is based upon years of continuous service (1,000 hours during a Plan year) as follows:

Years of Service	% Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and the Company’s matching contributions (if eligible) and allocations of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITED ACCOUNTS

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired, the participant shall have the right to repay to the Plan the portion of the participant’s account which was previously distributed. In the event the participant repays the entire distribution received from the plan, the Company shall restore the non-vested portion of the participant’s account. Unallocated forfeited balances as of December 31, 2014 and 2013 were $7,792 and $8,317, respectively. These accounts will be used to reduce future employer contributions. Also, in 2014 and 2013, employer contributions were reduced by $8,317 and $6,705, respectively, from forfeited nonvested accounts.

PARTICIPANT INVESTMENT OPTIONS

Participants are permitted to invest all contributions among only those investment alternatives made available by the Plan Sponsor under the Plan. Participants may elect to terminate their elective deferrals at any time. Modifications to participants’ deferral amounts are effective at the beginning of the next payroll period. Participants may change their investment options daily via phone or online access to EPIC Advisors, Inc.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 ($750 prior to April 5, 2013) up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The maximum repayment term of any loan is 5 years.  The $50,000 limit is reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of which such loan was made, over (B) the outstanding loan balance of loans from the Plan on the date on which the loan was made.  A participant may not have more than one (three loans prior to August 20, 2014) loan outstanding at any point in time.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the Wall Street base rate at the date of issuance as determined by the Plan Administrator.  Principal and interest is paid ratably through payroll deductions over not more than 5 years.  If a participant terminates employment with the Company, it will automatically be treated as a distribution to the participant based upon the terms of the plan document.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

RETIREMENT BENEFITS

Generally, the fully vested value of the participant’s account is payable at their normal retirement age (55). Participants that work beyond age 55 are permitted to continue participation in the Plan. In-service withdrawals are permitted if a participant is age 59 ½ or older and still employed by the Company. In-service withdrawals are limited to one per year. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

PAYMENT OF BENEFITS

Upon separation of service with the Company due to death, disability, retirement or termination, a participant whose vested account balance is equal to or less than $5,000 is eligible to have the distribution paid directly to an eligible rollover plan or to receive an immediate lump-sum distribution equal to their vested account balance. For vested account balances greater than $5,000, a participant is eligible to have the distribution paid directly to an eligible rollover plan or to receive installment payments or partial payments (minimum of $1,000). Cash and employer securities are forms of payment available under the Plan.

ADMINISTRATIVE EXPENSES

The Plan’s administrative expenses are paid by the Plan unless the Company pays such expenses, as provided by the Plan’s provisions. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. Fees related to the administration of notes receivable from participants are charged directly to the participant.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. The carrying values of the Plan’s investments have been adjusted to fair value as stated below. All other transactions are recorded on the cash basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The Plan Administrator is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. Related fees are recorded as administrative expense and are recorded when they are incurred. No allowance for credit losses was recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows as of December 31:

	2014	2013

Federated Government Obligation Fund	$1,831,994	$1,786,578
Fidelity Blue Chip Growth Fund	979,583	849,787
Fidelity Contra Fund	1,549,408	2,024,176
Fidelity Puritan Fund	919,652	913,272
T. Rowe Price Mid Cap Growth Fund	980,441	990,448
VanGuard Index 500	982,465	795,743
Southside Bancshares, Inc.	2,581,576	2,147,830

During 2014 and 2013, the Plan's investments, (including investments purchased, sold, as well as held during the year), appreciated in fair value as follows:

	2014	2013
Investments at fair value as determined by quoted market prices:
Mutual funds	$159,946	$1,568,523
Common stock	272,945	607,255
Net appreciation in fair value	$432,891	$2,175,778

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs might include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, volatilities, prepayment speeds, credit risks, etc.); or

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.
Common Stock: Fair value measurement of common stock is based upon the closing price reported on the active market on which the individual securities are traded and is classified in Level 1 of the fair value hierarchy.
Mutual Funds and Money Market Funds: Mutual fund and Money Market fund NAVs are quoted in an active market and are classified in Level 1 of the fair value hierarchy.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

The following tables set forth by fair value hierarchy level, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Growth	$2,528,990	$—	$—	$2,528,990
Small Value Companies	589,733	—	—	589,733
Moderate Allocation	919,652	—	—	919,652
Short Government	295,756	—	—	295,756
Mid-Cap Growth	980,441	—	—	980,441
Large Blend	982,465	—	—	982,465
Foreign Large Growth	868,394	—	—	868,394
Technology	436,460	—	—	436,460
Intermediate Government	347,748	—	—	347,748
Target Date	727,001	—	—	727,001
Mid-Cap Value	474,317	—	—	474,317
Mid-Cap Blend	366,216			366,216
Intermediate-Term Bond	269,171	—	—	269,171
Small Blend	236,174	—	—	236,174
Total Mutual Funds	10,022,518	—	—	10,022,518
Money Market Funds	1,832,957	—	—	1,832,957
Common Stock	2,581,576	—	—	2,581,576
Total assets at fair value	$14,437,051	$—	$—	$14,437,051

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Growth	$2,873,963	$—	$—	$2,873,963
Small Value Companies	547,216	—	—	547,216
Moderate Allocation	913,272	—	—	913,272
Short Government	512,048	—	—	512,048
Mid-Cap Growth	990,448	—	—	990,448
Large Blend	795,743	—	—	795,743
Foreign Large Growth	594,651	—	—	594,651
Technology	381,266	—	—	381,266
Intermediate Government	373,367	—	—	373,367
Target Date	584,667	—	—	584,667
Mid-Cap Value	427,292	—	—	427,292
Foreign Large Blend	408,151	—	—	408,151
Mid-Cap Blend	311,963			311,963
Intermediate-Term Bond	243,253	—	—	243,253
Small Blend	185,656	—	—	185,656
Total Mutual Funds	10,142,956	—	—	10,142,956
Money Market Funds	1,787,215	—	—	1,787,215
Common Stock	2,147,830	—	—	2,147,830
Total assets at fair value	$14,078,001	$—	$—	$14,078,001

NOTE 5 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 7, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 6 - RELATED-PARTY TRANSACTIONS

At December 31, 2014 and 2013, the Plan held 89,297 and 78,560 shares of Southside Bancshares, Inc. common stock, respectively, with fair values of $2,581,576 and $2,147,830, respectively. During the years ending December 31, 2014 and 2013, cash dividends paid on Southside Bancshares, Inc. common stock were $84,583 and $72,808, respectively. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

NOTE 7 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available-for-benefits.

NOTE 8 - EXCESS CONTRIBUTIONS RETURNED TO PARTICIPANTS

During 2015 and 2014, $18,194 and $6,500, respectively was returned to participants for 2014 and 2013 contributions made in excess of amounts allowed by the Internal Revenue Code.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available-for-benefits reflected by the accompanying financial statements to Schedule H of Form 5500 at December 31:

	2014	2013
Net assets available-for-benefits - financial statements	$14,851,776	$14,546,962
Employer match receivable	157,349	107,016
Net assets available-for-benefits - Form 5500	$15,009,125	$14,653,978

The following is a reconciliation of employer contributions per the financial statements to Schedule H of Form 5500 for the year ended December 31, 2014:

Employer contributions per the financial statements	$98,699
Prior year employer match receivable	(107,016)
Current year employer match receivable	157,349
Employer contributions per Schedule H of Form 5500	$149,032

NOTE 10 - SUBSEQUENT EVENTS

On April 28, 2014, the Company entered into an Agreement and Plan of the Merger (the “Merger Agreement”) with Omni American Bancorp, Inc., a Maryland corporation (“OmniAmerican”) and the holding Company for OmniAmerican Bank, a federal savings association based in Fort Worth, Texas. The acquisition was completed on December 17, 2014. Subsequent to the acquisition, OmniAmerican's plan terminated and upon receipt of a favorable determination letter from the IRS, OmniAmerican employees will have the option to rollover their balance to an IRA, rollover to the Company's 401(k) Plan or take a distribution.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
PLAN No. 002 EIN 75-1848732
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value
Identity of issue, borrower, lessor, or similar party			Current Value

Money Market Funds
Federated Government Obligation Fund	1,831,994	shares	$1,831,994
Federated Treasury Obligation Fund	963	shares	963
Mutual Funds
Artisan Int'l Fund	17,634	shares	528,329
DFA - US Small Cap Value Portfolio	16,864	shares	589,733
DFA - Short-Term Government Portfolio	27,770	shares	295,756
Federated Mid Cap Fund	13,414	shares	366,217
Federated Total Return Fund	24,381	shares	269,171
Fidelity Advisor Freedom 2040	18,978	shares	267,402
Fidelity Advisor Freedom 2030	7,470	shares	102,632
Fidelity Advisor Freedom 2020	22,605	shares	297,254
Fidelity Advisor Freedom 2010	4,800	shares	59,713
Fidelity Blue Chip Growth Fund	14,317	shares	979,583
Fidelity Contra Fund	15,815	shares	1,549,408
Fidelity Intermediate
Government Income Fund	32,561	shares	347,748
Fidelity International Discovery Fund	8,951	shares	340,064
Fidelity Puritan Fund	42,794	shares	919,652
Fidelity Technology Fund	3,813	shares	436,459
T. Rowe Price Mid Cap Growth Fund	13,316	shares	980,441
T. Rowe Price Mid Cap Value Fund	16,458	shares	474,317
VanGuard Index 500	5,174	shares	982,465
VanGuard Small Cap Index	4,228	shares	236,174
Common Stock
* Southside Bancshares, Inc.	89,297	shares	2,581,576
Notes Receivable
* Participant loans	Varying maturity dates with an interest rate of 3.25%		410,565
			$14,847,616
* Investment considered a party-in-interest transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

DATE:	June 29, 2015	BY:	/s/ JULIE N. SHAMBURGER
Julie N. Shamburger, CPA
Executive Vice President and Chief Accounting Officer
(Principal Accounting Officer)
Southside Bancshares, Inc.

Exhibit Index

Exhibit Number	Description of Document
23	Consent of Independent Registered Public Accounting Firm